

August 20, 2014

VIA E-Mail
Mr. Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212

    **Re:    Kennedy-Wilson Holdings, Inc.**
                **Form 10-K for the year ended December 31, 2013**
                **Filed on March 3, 2014**
                **File No. 001-33824**

Dear Mr. Justin Enbody:

We have reviewed your response letter dated August 7, 2014 and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

General

1.      Please provide in writing a statement directly from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2014

Note 1 – Basis of Presentation, page 7

2.      We have considered your response to comment 7.   It appears your basis for consolidation is achievement of controlling financial interest through control by contract.  Please clarify to us how you have met the following requirements to establish a controlling financial interest in KWERE through your investment management agreement.   Reference is made to paragraphs 810-10-05-14, 810-15-18 to 22, 810-10-25-60 to 81, and 810-10-55-206 of the Financial Accounting Standards Codification.

  ▪ The contractual term between the parties must be for the remaining life of the controlled entity or a period of at least 10 years;
  ▪ The contract is not terminable by the controlled entity, except for gross negligence, fraud, other illegal acts, or bankruptcy of the controlling entity;
  ▪ The controlling party has exclusive authority of all decision-making of ongoing major or central operations;
  ▪ The controlling party has exclusive authority for establishing compensation levels and hiring and firing of key personnel;
  ▪ The controlling party has a significant financial interest in the other party that may transfer without limitation; and
  ▪ The controlling party has the right to receive income, both ongoing and as proceeds from the sale of its interest, in an amount that fluctuates based on the performance of the operations of the controlled entity and change in its fair value.

Note 4 – Real Estate And In-Place Lease Value, page 9

3.      We have considered your response to comment 8 and are unable to agree with your application of the percentage ownership in KWERE in determining significance for KWERE acquisitions.   Given your consolidation by contract of KWERE, we believe it is more appropriate to determine significance of KWERE acquisitions by evaluating the size of the consolidated investment in the property relative to your consolidated financial position.   Please evaluate KWERE acquisitions based on this criteria and revise to provide separate financial statements pursuant to Rule 3-14 of Regulation S-X as required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief